UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                   MEDJET INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  58501K - 107
                         -------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]  Rule 13d-1(b)
      [X]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
     PERSON

     ADAM-JACK M. DODICK, MD GENERAL PARTNERSHIP
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                      (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
--------------------------------------------------------------------------------
                   5.      SOLE VOTING POWER

                           260,000
     NUMBER OF     -------------------------------------------------------------
      SHARES       6.      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY              0
       EACH       --------------------------------------------------------------
     REPORTING     7.      SOLE DISPOSITIVE POWER
      PERSON
       WITH:               260,000
                  --------------------------------------------------------------
                  8.       SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     260,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

     6.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

         SCHEDULE 13G

Item 1(a)     Name of Issuer:

              Medjet Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:

              1090 King Georges Post Road, Suite 301, Edison, New Jersey

Item 2(a)     Name of Persons Filing:

              Adam-Jack M. Dodick, MD General Partnership

Item 2(b)     Address of Principal Business Office (all Reporting Persons):

              535 Park Avenue
              New York, New York  10021

Item 2(c)     Citizenship:

              New York

Item 2(d)     Title of Class of Securities:

              Common Stock into which shares of Series B Convertible Preferred Stock are convertible, and which warrants are exercisable to purchase (the "Shares").

Item 2(e)     CUSIP Number:

              58501K - 107

Item 3.       Type of Reporting Person:

              PN

Item 4.       Ownership of each of the Reporting Persons, as of January 31,
              2000:

              a.  Amount Beneficially Owned:

              260,000 shares

              b.  Percent of class

              6.2%

              c.  Number of shares as to which such person has:

                  i.  Sole power to vote or to direct the vote

                  260,000

                  ii.  Shared power to vote or to direct the vote

                  0

                  iii.  Sole power to dispose or to direct the disposition of

                  260,000

                  iv.  Shared power to dispose or to direct the disposition of

                  0


Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                       [_]


Item 6.  Ownership of More than Five Percent on behalf of Another Person.

              N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on by the Parent Holding Company:

              N/A


Item 8.  Identification and Classification of Members of the Group.

              N/A


Item 9. Notice of Dissolution of Group:

              N/A


Item 10. Certification:

     By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 9, 2000


                        ADAM-JACK M. DODICK, MD GENERAL PARTNERSHIP


                        By: /s/ Jack M. Dodick, MD
                            --------------------------------------------
                            Jack M. Dodick, MD


                                      -5-